Exhibit (m)

FS MULTI-STRATEGY ALTERNATIVES FUND

DISTRIBUTION AND SERVICE PLAN

This Distribution and Service Plan (the “Plan”) has been adopted in conformity with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by FS Series Trust (the “Trust”), an open-end management investment company registered as such under the 1940 Act and organized as a Delaware statutory trust, on behalf of its series, FS Multi-Strategy Alternatives Fund (the “Fund”), with respect to its classes of shares of beneficial interest (each, a “Class”) listed on Appendix A, as amended from time to time, subject to the terms and conditions set forth herein.

1.	Distribution and Service Fees

a.    The Fund may pay to ALPS Distributors, Inc. (the “Distributor”), in its capacity as principal underwriter of the Fund’s shares of beneficial interest, with respect to and at the expense of each Class listed on Appendix A, a fee for distribution and shareholder servicing activities, as applicable, and as more fully described below (the “Distribution and Service Fee”), such fee in the aggregate to be at the annual rate specified with respect to such Class under the column “Distribution and Service Fee” on Appendix A. Distribution and Service Fee payments under the Plan will be used primarily (i) to compensate the Distributor for distribution services and sales support services provided in connection with the offering and sale of shares of the applicable Class; (ii) to compensate the Distributor for personal services and/or the maintenance of shareholder account services provided to shareholders in the applicable Class; and/or (iii) to reimburse the Distributor for related expenses incurred, including payments by the Distributor to compensate or reimburse brokers, dealers, selling agents, other financial institutions or other industry professionals (collectively, “Intermediaries”), for (a) distribution services and sales support services and/or (b) personal services and/or the maintenance of shareholder account services provided and related expenses incurred by such Intermediaries. Payments of the Distribution and Service Fee may be made without regard to expenses actually incurred by the recipients of such payments.

b.    Payments of the Distribution and Service Fee on behalf of a particular Class must be in consideration of services rendered for or on behalf of such Class. However, joint distribution or sales support financing with respect to the shares of the Class (which financing may also involve other investment portfolios or companies that are affiliated persons of such a person, or affiliated persons of the Distributor) are permitted in accordance with applicable law.

2.	Calculation and Payment of Fees

The amount of the Distribution Fee and Service Fee payable with respect to each Class listed on Appendix A will be calculated and paid quarterly, at the applicable annual rates indicated on Appendix A. The Distribution Fee and Service Fee will be calculated and paid separately for each Class.

3.	Approval of Plan

The Plan will become effective, as to any Class (including any Class not currently listed on Appendix A), upon its approval by (a) a majority of the Board of Trustees, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan; and (b) if the Plan is adopted for a Class after any public offering of shares of the Class or the sale of shares of the Class to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund or affiliated persons of such promoters, a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

4.	Continuance of the Plan

The Plan will continue in effect with respect to a Class for a period of more than one year after it takes effect only so long as its continuance is specifically approved at least annually by the Fund’s Board of Trustees in the manner described in Section 3(a) above.

5.	Implementation

All agreements with any person relating to implementation of this Plan with respect to any Class shall be in writing, and any agreement related to this Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

6.	Termination

This Plan may be terminated at any time with respect to the shares of any Class by vote of a majority of the Qualified Trustees, or by a majority vote of the outstanding voting securities of the relevant Class.

7.	Amendments

The Plan may not be amended with respect to any Class so as to increase materially the amount of the Distribution Fee described in Section 1 above with respect to such Class without approval in the manner described in Section 3(a) above, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3(a) above.

8.	Written Reports

While the Plan is in effect, the Fund’s Board of Trustees will receive, and the Trustees will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

9.	Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan, and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement, or report.

Plan adopted: March 17, 2017

IN WITNESS WHEREOF, the Trust has executed this Plan, as of the date first above written, on behalf of the Fund and each Class of the Fund listed on Appendix A.

FS Series Trust, on behalf of its series, FS Multi-Strategy Alternatives Fund

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President

APPENDIX A TO DISTRIBUTION AND SERVICE PLAN

FS MULTI-STRATEGY ALTERNATIVES FUND

Class of Shares of Beneficial Interest	Distribution and Service Fee
Class A Shares	0.25%

Agreed to and accepted as of April 26, 2017.

FS Series Trust, on behalf of its series, FS Multi-Strategy Alternatives Fund

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	President